SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: 09th August 2004, for the month of July 2004

TELENOR ASA

(Registrant’s Name)

Snarøyveien 30,
1331 Fornebu,
Norway

(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

22.07.04 12:19 TEL  DIGI RELEASE TODAY

Telenor’s subsidiary in Malaysia, Digi.Com, has reported their second quarter figures to the Kuala Lumpur Stock Exchange today. The reported figures in NOK mill. are as follows:

—	Revenues: 963
—	EBITDA: 410
—	EBIT: 202

TELENOR ASA SECOND QUARTER 2004 RESULTS

23.07.04 08:11 TEL

Telenor’s revenues excluding gains increased by 16.1% to NOK 15,258 million. EBITDA margin adjusted for special items increased from 34.4% to 36.1%. EBITDA increased by NOK 1,331 million to NOK 5,681 million. Operating profit increased by NOK 1,127 million to NOK 2,739 million. Profit before taxes and minority interests increased by NOK 172 million to NOK 2,662 million. CAPEX was NOK 4,012 million. Net interest-bearing liabilities were NOK 22.0 billion.

Telenor’s revenues excluding gains increased by 16.1% to NOK 15,258 million, mainly due to the growth in the mobile operations and the consolidation of Sonofon. Adjusted for the effects of acquisitions and disposals of operations and currency fluctuations, the growth in revenues was just above 8%.

Telenor’s EBITDA margin adjusted for special items increased from 34.4% to 36.1%, primarily due to the results in Mobile constituting a larger part of the Group’s results. EBITDA increased by NOK 1,331 million to NOK 5,681 million.

Telenor’s operating profit increased by NOK 1,127 million to NOK 2,739 million. Profit before taxes and minority interests increased by NOK 172 million to NOK 2,662 million. The second quarter of 2003 included gain on disposal of 9% of the shares in Cosmote of NOK 1.5 billion.

In Mobile, EBITDA increased by NOK 774 million to NOK 3,051 million. The EBITDA margin in Mobile decreased to 37.2%, mainly due to the consolidation of Sonofon and costs associated with a strong customer growth in Telenor Mobil Norway.

The EBITDA margin in Fixed was 32.9%, in line with the second quarter of 2003.

In Broadcast, EBITDA increased by NOK 63 million to NOK 390 million.

In the second quarter of 2004, Telenor Mobil Norway increased the number of subscriptions by 73,000 at the same time as ARPU increased. Telenor’s estimated market share for mobile services in Norway was 56% measured in number of subscriptions. The market share for fixed line telephony in Norway measured in traffic minutes was 69%, in line with the end of the first quarter.

Capital expenditure was NOK 4,012 million compared to NOK 1,314 million in the second quarter of 2003, and included NOK 1.8 billion investment in a licence for mobile telephony in Pakistan.

Net interest-bearing liabilities were NOK 22.0 billion. The increase of NOK 2.7 billion from the end of the first quarter of 2004 was influenced by the payment of dividends and the repurchase of own shares.

In the second quarter of 2004, Telenor purchased 11,939,900 own shares in the market in accordance with the authority granted by Telenor’s general meeting of 6 May 2004. In its decision of 14 June 2004, the Oslo District Court ruled in favour of Telenor, stating that Telenor’s intragroup sale of its shares in Sonofon Holding A/S triggered a tax loss of approximately NOK 8.6 billion corresponding to a reduced tax charge of approximately NOK 2.4 billion. The tax authorities have appealed the decision, and Telenor has consequently not recorded any tax income related to this ruling in the second quarter of 2004.

Outlook:

Telenor in general confirms its expectations for 2004 as presented in Telenor’s report for the first quarter of 2004. Overall, excluding special items, we expect a positive development in Telenor’s results compared to 2003.

Continued growth in revenues is expected, in particular driven by the international mobile operations, where we experience a strong growth in the customer base in several markets.

The EBITDA margin is expected to be in line with 2003, excluding special items. This includes the consolidation of Sonofon and the establishment of mobile operations in Pakistan. This expectation is based on, among other factors, the effects of increased marketing efforts to secure growth in several of our mobile operations. The increase in the customer base in the Ukraine and in Bangladesh contributes to increased network investments. In addition, capital expenditure is expected to increase due to the new operation in Pakistan, including license costs, the purchase of satellite capacity, the consolidation of Sonofon and investments in new technology in Telenor Mobil Norway. In total, capital expenditure is expected to be substantially higher than in 2003. The sale of the Operating service division from the business area Fixed to EDB Business Partner is for Fixed- Norway expected to have a positive effect on operating profit excluding special items and a negative effect on revenues.

23.07.04 08:29 TEL  CORRECTION IN PRESS RELEASE

Changed “Revenues increased by NOK 1,127 million” to
“Operating profit increased by NOK 1,127 million”

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telenor ASA
By:
	Name:	Torstein Moland (sign.)
	Title:	CFO

Date:  09 August, 2004